NANOVIRICIDES, INC.
135 Wood Street
Suite 205
West Haven, Connecticut 06516

April 5, 2007

VIA EDGAR ONLY

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attention: Suzanne Hayes, Esq.

Re:	NanoViricides, Inc.
Form 10-SB, filed November 14, 2006
File No. 0-52318

Dear Ms. Hayes:

Please be advised that the undersigned is the duly elected Chief Executive Officer of NanoViricides, Inc. (the "Registrant"). Having been advised that the Commission has no further comments to the Registrant's Form 10-SB Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Monday, April 8, 2007 at 9:30 a.m., or as soon thereafter as practicable.

Additionally, please note that the Registrant acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant=s filing, please do not hesitate to contact the undersigned or the Registrant's counsel Peter Campitiello, Esq. at (212) 413-7427.

Very truly yours,

/s/ Eugene Seymour, M.D.

Eugene Seymour, M.D.